Exhibit 99.2

GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 13, 2018 AT 10 A.M. LUXEMBOURG TIME
AT THE OFFICE OF ELVINGER HOSS PRUSSEN, SOCIÉTÉ ANONYME, 5, PLACE WINSTON CHURCHILL, L-1340
LUXEMBOURG, GRAND DUCHY OF LUXEMBOURG

Nexa Resources S.A.

26-28, Rue Edward Steichen
L-2540 Luxembourg, Grand Duchy of Luxembourg

R.C.S. Luxembourg B 185.489

August 10, 2018

Dear Shareholder:

You are cordially invited to attend the general meeting of Shareholders (the “General Meeting”) of Nexa Resources S.A. (the “Company”)  to be held at 10 a.m. Luxembourg time on September 13, 2018 at the office of Elvinger Hoss Prussen, société anonyme, 5, Place Winston Churchill, L-1340, Luxembourg, Grand Duchy of Luxembourg.  Information concerning the matters to be considered and voted upon at the General Meeting is set out in the attached Convening Notice and Proxy Statement.

The Board of Directors has fixed the close of business (EDT) on August 9, 2018 as the record date for the  General Meeting (the “Record Date”), and only holders of record of common shares at such time will be entitled to notice of or to vote at the General Meeting or any adjournment(s) or postponement(s) thereof.

If you are unable to attend the General Meeting or you wish to be represented, please authorize a proxy to vote your common shares in accordance with the instructions you received. This will not prevent you from voting your common shares in person if you subsequently choose to attend our General Meeting.

Please note that powers of attorney or proxy cards must be received by the tabulation agent (Computershare) no later than 6:00 p.m. Luxembourg time, 12:00 p.m. EDT, on September 10, 2018 in order for such votes to be taken into account.

As a shareholder of the Company, it is very important that you read the accompanying materials carefully and then vote your common shares promptly.

On behalf of the Board of Directors, we thank you for your continued support.

Sincerely,

Luis Ermírio de Moraes
Chairman of the Board of Directors

2

Nexa Resources S.A.

26-28, Rue Edward Steichen
L-2540 Luxembourg,

Grand Duchy of Luxembourg

R.C.S. Luxembourg B 185.489

Convening Notice to
the General Meeting of Shareholders
to be held on September 13, 2018 at 10 a.m. Luxembourg time
at the office of Elvinger Hoss Prussen, société anonyme, 5, Place Winston Churchill, L-1340,
 Luxembourg, Grand Duchy of Luxembourg

Dear Shareholders,

The Board of Directors of Nexa Resources S.A. (the “Company”) is pleased to invite you to attend the General Meeting of Shareholders, to be held on September 13, 2018 at 10 a.m. Luxembourg time, at the office of Elvinger Hoss Prussen, société anonyme, 5, Place Winston Churchill, L-1340, Luxembourg, Grand Duchy of Luxembourg with the following agenda:

Agenda of the General Meeting

1.                  Authorisation under article 430-15 of the law of 10 August 1915 on commercial companies (as amended) granted to the Board of Directors of the Company to purchase, acquire, receive or hold and sell shares in the Company directly or indirectly through the Company’s subsidiaries.

The General Meeting will validly deliberate on its agenda by a simple majority of the votes validly cast, regardless of the portion of the capital represented.

Any shareholder who holds common shares of the Company as of the close of business (EDT) on August 9, 2018 (the “Record Date”) will be admitted to the General Meeting and may attend the General Meeting, in person or vote by proxy.

Please consult the Proxy Statement which is available on the Company’s website at https://www.nexaresources.com/investors, on EDGAR at www.sec.gov and on SEDAR at www.sedar.com as to the procedures for attending the General Meeting or to be represented by way of proxy. The Proxy Statement and Information Notice are available under the Company’s profile on EDGAR at www.sec.gov and SEDAR at www.sedar.com. Please note that powers of attorney or proxy cards must be received by the tabulation agent (Computershare), no later than 6:00 p.m. Luxembourg time, 12:00 p.m. EDT, on September 10, 2018 in order for such votes to be taken into account.

Sincerely,

Luis Ermírio de Moraes
Chairman
on behalf of the Board of Directors

NEXA RESOURCES S.A.

PROXY STATEMENT
GENERAL MEETING OF SHAREHOLDERS
SEPTEMBER 13, 2018

GENERAL INFORMATION

This Proxy Statement is being provided to solicit proxies on behalf of the Board of Directors of Nexa Resources S.A. (the “Company”, “Nexa”, “we”, “our” or “us”) for use at the Meeting of Shareholders (the “General Meeting”) to be held on September 13, 2018, at 10 a.m. Luxembourg time at the office of Elvinger Hoss Prussen, société anonyme, 5, Place Winston Churchill, L-1340,  Luxembourg, Grand Duchy of Luxembourg and any adjournment or postponement thereof. This Proxy Statement is available on our website at https://www.nexaresources.com/investors and under the Company’s profile on EDGAR at www.sec.gov and SEDAR at www.sedar.com. The Proxy Statement will also be made available to our “street name” holders (meaning beneficial owners with their shares held through a bank, brokerage firm or other record owner) and registered shareholders as of the Record Date (as defined below) through the delivery methods described below.

This Proxy Statement, together with the Convening Notice containing the agenda and the proxy card with reply envelope, are hereinafter referred to as the “Proxy Materials.”

Status as a Foreign Private Issuer and SEC Foreign Issuer

We are a “foreign private issuer” within the meaning of Rule 405 of the U.S. Securities Act of 1933, as amended, and Rule 3b-4 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as a result, we are exempt from the U.S. Securities and Exchange Commission’s proxy rules under Rule 3a12-3(b) of the Exchange Act.

In accordance with applicable Canadian securities laws, as an “SEC foreign issuer” (as such term is defined in National Instrument 71-102 — Continuous Disclosure and Other Exemptions Relating to Foreign Issuers), we are exempt from certain requirements under Canadian securities laws relating to continuous disclosure obligations, proxy solicitation and certain other matters provided that we comply with appropriate requirements in the United States and our jurisdiction of incorporation, if applicable. However, recognizing that good corporate governance plays an important role in our overall success and in enhancing shareholder value, we have determined to voluntarily comply with certain best practice guidelines and to provide certain disclosures.

How May the General Meeting Materials Be Accessed?

(a)         Street name holders (beneficial shareholders)

We have elected to provide access to our Proxy Materials over the internet.  Accordingly, we are mailing a notice (the “Information Notice”) on August 10, 2018 regarding internet availability of Proxy Materials to our street name holders (beneficial shareholders) of record as of close of business (EDT) on August 9, 2018 (the “Record Date”).  You will have the ability to access the Proxy Materials on the website referred to in the Information Notice (https://www.nexaresources.com/investors) or street name holders (beneficial shareholders) may request to receive a printed set of the Proxy Materials.  The Information

Notice and this Proxy Statement are, or will be, available under the Company’s profile on EDGAR at www.sec.gov and SEDAR at www.sedar.com. Instructions on how to access the Proxy Materials either by viewing them online or by requesting a copy may be found in the Information Notice. You will not receive a printed copy of the Proxy Materials unless you have requested one when setting up your brokerage account or request one in the manner set forth in the Information Notice. This permits us to conserve resources and reduces our printing costs, while giving shareholders a convenient and efficient way to access our Proxy Materials.

(b)         Registered shareholders

We are mailing the Proxy Materials on August 10, 2018 to all registered shareholders of our common shares as of the Record Date.

Who May Vote?

Only registered shareholders or street name holders (beneficial shareholders) of our common shares as of the Record Date will be entitled to notice of the General Meeting and to vote the General Meeting.  As of the Record Date, 133,320,513 common shares were issued and outstanding. Each common share is entitled to one vote at each Meeting.

What Constitutes an Attendance Quorum?

No quorum is required for the resolution to be considered at the General Meeting.

What Are Broker Non-Votes and Abstentions?

Broker non-votes occur when brokers holding shares in street name for beneficial owners do not receive instructions from the beneficial owners about how to vote their shares and the broker is unable to vote the shares in its discretion in the absence of an instruction.  An abstention occurs when a shareholder withholds such shareholder’s vote on a particular matter by checking the “ABSTAIN” box on the proxy card.

Your broker will NOT be able to vote your shares with respect to any of the proposals or other matters considered at the General Meeting, unless you have provided instructions to your broker.  We strongly encourage you to provide instructions to your broker to vote your shares and exercise your right as a shareholder.  A vote will not be cast in cases where a broker has not received an instruction from the beneficial owner.

With respect to all of the proposals or other matters considered at the General Meeting, only those votes cast “FOR” or “AGAINST” are counted for the purposes of determining the number of votes cast with respect to each such proposal.

Broker non-votes and abstentions are not considered votes cast and have no effect on the outcome of any of the proposals.

What Is the Process for Voting?

If you are a registered shareholder, you can vote by mail by marking, dating, signing and returning the proxy card in the postage-paid envelope.  Submitting your proxy by mail will not affect your ability to attend the General Meeting in-person and vote at the General Meeting.

If your shares are held in “street name’ and you are a beneficial shareholder, you will receive instructions from your bank, brokerage firm or other record owner.  You must follow the instructions of the bank, brokerage firm or other record owner in order for your common shares to be voted.

The Company will retain an independent tabulator to receive and tabulate the proxies.

If you submit a proxy and direct how your shares will be voted, the individuals named as proxies will vote your shares in the manner you indicate.  If you submit a proxy but do not direct how your shares will be voted, the individuals named as proxies will vote your shares “FOR” each of the proposals identified herein.

It is not expected that any other matters will be brought before the General Meeting.  If, however, other matters are properly presented, the individuals named as proxies will vote in accordance with their discretion with respect to such matters.

What Is the Process for Revocation of Proxies?

A registered shareholder who has given a proxy may revoke it at any time before it is exercised at the General Meeting by:

•                                          attending the General Meeting and voting in person;

•                                          delivering a written notice dated on or before September 10, 2018, at 6:00 p.m. Luxembourg time, 12:00 p.m. EDT at the address given below, stating that the proxy is revoked; or

•                                          signing and delivering a subsequently dated proxy card prior to the vote at the General Meeting.

If you are a registered shareholder you may request a new proxy card by contacting our Investor Relation department by email at ir@nexaresources.com.

Registered shareholders should send any written notice or new proxy card by (i) regular mail to Nexa Resources S.A., c/o Computershare, PO Box 505000, Louisville, KY 40233-5000, or (ii) by courier or U.S. overnight mail to Nexa Resources S.A., c/o Computershare, 462 South 4th Street, Suite 1600, Louisville, KY 40233-5000 (Telephone: +1 800-368-5948).

Any street name holder (beneficial shareholder) may change or revoke previously given voting instructions by contacting the bank or brokerage firm holding the shares or by obtaining a legal proxy from such bank or brokerage firm and voting in person at the General Meeting, by delivering a written notice dated on or before September 10, 2018, at 6:00 p.m. Luxembourg time, 12:00 p.m. EDT, stating that the voting instructions are revoked or changed.  Your last voting instructions, prior to or at the General Meeting, are the voting instructions that will be taken into account.

Who May Attend the General Meeting?

Only holders of our common shares as of the Record Date or their legal proxy holders may attend the General Meeting.  All holders of our common shares planning to attend the General Meeting in person must contact our Investor Relation department, at ir@nexaresources.com by 6:00 p.m. Luxembourg time, 12:00 p.m. EDT, on September 10, 2018 to reserve a seat.  For admission, shareholders should come to the General Meeting check-in area no less than 15 minutes before the General Meeting is scheduled to begin.

•                  Registered shareholders

To be admitted to the General Meeting, you will need a form of photo identification.  You will be admitted to the General Meeting only if we are able to verify your common shareholder status by checking your name against the list of registered common shareholders as of the Record Date.

•                  Beneficial shareholders

To be admitted to the General Meeting, you will need a form of photo identification. A beneficial shareholder must also bring valid proof of ownership of your common shares as of the Record Date; in order to vote at the General Meeting you must bring a valid legal proxy from the holder of record.

If you hold your common shares as a beneficial holder in street name through a bank or brokerage firm, a brokerage statement reflecting your ownership as of the Record Date or a letter from a bank or broker confirming your ownership as of the Record Date is sufficient proof of ownership to be admitted to the General Meeting.

Registration will begin at 9:30 a.m. Luxembourg time and the General Meeting will begin at 10:00 a.m. Luxembourg time.

No cameras, recording equipment, electronic devices (including cell phones) or large bags, briefcases or packages will be permitted in the General Meeting.

What Is the Process for the Solicitation of Proxies?

We will pay the cost of soliciting proxies for the General Meeting.  We may solicit by mail, telephone, personal contact and electronic means and arrangements are made with brokerage houses and other custodians, nominees and fiduciaries to send the Information Notice, and if requested, Proxy Materials, to beneficial owners.  Upon request, we will reimburse them for their reasonable expenses.  In addition, our directors, officers and employees may solicit proxies, either in-person or by telephone, facsimile or written or electronic mail (without additional compensation). Shareholders are encouraged to return their proxies promptly.

PROPOSAL WITH RESPECT TO THE SOLE AGENDA ITEM:
AUTHORISATION UNDER ARTICLE 430-15 OF THE LAW OF 10 AUGUST 1915 ON COMMERCIAL COMPANIES (AS AMENDED) TO PURCHASE, ACQUIRE, RECEIVE OR HOLD AND SELL SHARES IN THE COMPANY

At the General Meeting the shareholders will be asked to consider the following resolution at the General Meeting for approval:

Resolved:

The General Meeting decides to authorise, effective immediately after this General Meeting, the Board of Directors of the Company, with option to delegate, in accordance with the Luxembourg law of 10 August 1915 on commercial companies, as amended (the “Law”), to purchase, acquire, receive or hold and sell shares of the Company, directly or indirectly through the Company’s subsidiaries, listed on the New York Stock Exchange or the Toronto Stock Exchange through open market transactions, in accordance with the Law and any other applicable laws and regulations. Off-market transactions shall not be authorised.

The present authorisation is effective immediately after the present General Meeting and valid for a period of three (3) years unless it is renewed earlier by a resolution of the general meeting of shareholders.

The Board or its delegate(s) shall be empowered to determine in its discretion, within the limits of the authorization set out in the present resolution and in accordance with applicable law, including but not limited to Luxembourg law, U.S. securities law and Canadian securities law, the timing and conditions of repurchases made pursuant to the present share repurchase authorisation by establishing share buy-back programs (the “Buyback Programs”).

The maximum number of shares that the Company directly or indirectly purchases or acquires under the present authorisation through its Buyback Programs at any time shall not in any event exceed 6,5 million shares.

The maximum number of own shares that the Company may hold at any time directly or indirectly may not have the effect of reducing its net assets (“actif net”) below the amount mentioned in paragraphs 1 and 2 of Article 461-2 of the Law.

The purchase price per share to be paid shall not represent more than one thousand dollars (USD 1,000.00) (maximum price per share), and no less than one dollar (USD 1.00 per share) (minimum price).  The purchase price of the Buyback Programs shall at all times be determined within the limits of the authorization set forth in the present resolution and in accordance with applicable law, including but not limited to Luxembourg law, U.S. securities law and Canadian securities law.

The share repurchase authorisation and the Buyback Programs will at all times be conducted in accordance with applicable law, including but not limited to Luxembourg law, U.S. securities law  and Canadian securities law (where applicable). The shares repurchased from the open market will be subject to daily volume and other restrictions pursuant to applicable law, including but not limited to U.S. and Canadian securities law and safe harbours available thereunder (where applicable).

All powers are granted to the Board of Directors, with the power to delegate to the members of the Management Committee, to ensure the implementation of this authorisation. For the avoidance of doubt,

any Buyback Programs will be established by the Board or the Management Committee in the event of delegation in accordance with the present authorisation granted by the General Meeting.

Vote Required and Board Recommendation

Approval of this proposal requires the affirmative vote of a simple majority of votes validly cast on such resolution by shareholders entitled to vote at the General Meeting.

Our Board of Directors unanimously recommends a vote “FOR” the approval of the authorization to under article 430-15 of the law of 10th August 1915 on commercial companies (as amended) to the Board of Directors of the Company  to purchase, acquire, receive or hold and sell shares in the Company directly or indirectly through the Company’s subsidiaries.

SHAREHOLDER COMMUNICATIONS

Shareholders may contact any of the Company’s directors, including the Chairman, the non-management directors as a group, the chair of any committee of the Board of Directors or any committee of the Board by writing them as follows:

Nexa Resources S.A.
26-28, Rue Edward Steichen
L-2540 Luxembourg, Grand-Duchy of Luxembourg
Attn:  Legal Department

Concerns relating to accounting, internal controls or auditing matters should be communicated to the Company through the Corporate Secretary and will be handled in accordance with the procedures established by the audit committee with respect to such matters.

PROPOSALS OF SHAREHOLDERS

Shareholders who together hold at least ten percent (10%) of the share capital and intend to have an item added to the agenda of the General Meeting of Shareholders must comply with the requirements contained in article 14.10 of our Articles of Association.  We reserve the right (subject to Luxembourg law) to reject, rule out of order or take other appropriate action with respect to any proposal or nomination that does not comply with these and other applicable requirements.

WHERE YOU CAN FIND MORE INFORMATION

Nexa files annual and special reports and other information with the SEC.  You may read and copy any reports or other information on file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at (+1) 202 551-6551 for further information on the public reference room.

Nexa’s SEC and Canadian securities filings are also available to the public on the SEC’s internet website at www.sec.gov and on Canadian securities regulatory authorities’ internet website at www.sedar.com.  In addition, Nexa’s SEC filings are also available to the public on Nexa’s website, https://www.nexaresources.com/investors.  Information contained on Nexa’s website is not incorporated by reference into this document, and you should not consider information contained on that website as part of this document.

Important Notice Regarding the Availability of Proxy Materials for the
Shareholders’ Meeting to be Held on September 13, 2018

Information is now available regarding the General Meeting of the Shareholders (the “General Meeting”) at https://www.nexaresources.com/investors.

YOUR VOTE IS IMPORTANT.  OUR BOARD OF DIRECTORS URGES YOU TO
VOTE BY MARKING, DATING, SIGNING AND RETURNING A PROXY CARD.

With respect to all of the proposals and matters considered at the General Meeting, common shares held through a broker or other intermediary will not be voted unless the beneficial holder notifies the broker or other intermediary through which the shares are held with instructions regarding how to vote.  We strongly encourage you to provide instructions to your broker or other intermediary to vote your shares and exercise your right as a shareholder.

If you wish to attend the General Meeting in person, you must reserve your seat by 6:00 p.m. Luxembourg time, 12:00 p.m. EDT, on September 10, 2018 by contacting our Investor Relation department at ir@nexaresources.com. Additional details regarding requirements for admission to the General Meeting are described in the Proxy Statement under the heading “Who May Attend the General Meeting?”

If you are a holder of record of our common shares as of the Record Date, you will be admitted to the General Meeting upon presenting a form of photo identification.  If you own common shares beneficially through a bank, broker or otherwise, you will be admitted to the General Meeting upon presenting a form of photo identification and proof of share ownership as of the Record Date; in order to vote at the General Meeting you must bring a valid proxy signed by the record holder.  A recent brokerage statement reflecting your ownership as at the close of business (EDT) on August 9, 2018 (the “Record Date”) or a letter from a bank or broker confirming your ownership as at the Record Date are examples of proof of share ownership for purposes of admission to the General Meeting.  If you are a holder of common shares you will be entitled to vote at the General Meeting or any adjournment or postponement thereof.

Regardless of whether or not you plan to attend the General Meeting, please follow the instructions you received to authorize a proxy to vote your shares as soon as possible to ensure that your shares are represented at the General Meeting.  Any shareholder that decides to attend the General Meeting in person may, if so desired, revoke the prior proxy by voting such person’s common shares at the General Meeting as further described in the Proxy Statement under the heading “What Is the Process for Revocation of Proxies?”

Luxembourg
August 10, 2018